UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DATASEA INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

238116206

(CUSIP Number)

Fu Liu

20th Floor, Tower V, Guorui Plaza

1 Ronghua South Road,

Technological Development Zone

Beijing, People’s Republic of China 100176

+86 10-56145240

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 238116206

1.	Names of Reporting Persons Fu Liu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO(1)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,097,820
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,097,820
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,097,820
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.9% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	The reporting person was granted 30,000 shares of the Issuer's common stock (the "Shares") under the Issuer's 2018 Equity Incentive Plan, granted as the reporting person's compensation for serving as the Issuer's director during the period from October 1, 2021 to December 1, 2021 based on a compensation arrangement between the reporting person and the Issuer pursuant to which the reporting person shall receive monthly compensation of 10,000 shares of the Issuer's common stock on a quarterly basis. During the three months ended December 31, 2021, the Issuer also issued 91,152 shares to the Issuer’s director in lieu of payment for salary payable. The reporting person was further granted 30,000 Shares under the Issuer's 2018 Equity Incentive Plan, as the reporting person's compensation for serving as the Issuer's CEO during the period from January 1, 2022 to March 1, 2022 based on a compensation arrangement between the reporting person and the Issuer pursuant to which the reporting person shall receive monthly compensation of 10,000 shares of the Issuer's common stock on a quarterly basis. Additionally, the reporting person was granted 500,000 restricted Shares under the Issuer's 2018 Equity Incentive Plan, in consideration of the valuable contributions made to the Company as a founder and director.

(2)	Based upon an aggregate of 27,784,133 shares of common stock issued and outstanding as of June 5, 2023, as provided by the Issuer. This calculation does not include the exercise or conversion of other outstanding securities of the Company owned by other security holders.

Item 1. Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $0.001 per share, of Datasea Inc. The address of the principal executive offices of the Issuer is 20th Floor, Tower V, Guorui Plaza, 1 Ronghua South Road, Technological Development Zone, Beijing, People’s Republic of China, 100176.

Item 2. Identity and Background

This Schedule 13D is being filed by the following persons (each a “Reporting Person”):

Mr. Fu Liu, a citizen of the People’s Republic of China. Mr. Fu Liu’s principal business address is 20th Floor, Tower V, Guorui Plaza, 1 Ronghua South Road, Technological Development Zone, Beijing, People’s Republic of China, 100176.

During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration

The information set forth in Item 4 hereof is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction

The reporting person was granted 30,000 shares of the Issuer's common stock (the "Shares") under the Issuer's 2018 Equity Incentive Plan, granted as the reporting person's compensation for serving as the Issuer's director during the period from October 1, 2021 to December 1, 2021 based on a compensation arrangement between the reporting person and the Issuer pursuant to which the reporting person shall receive monthly compensation of 10,000 shares of the Issuer's common stock on a quarterly basis. During the three months ended December 31, 2021, the Issuer also issued 91,152 shares to the Issuer’s director in lieu of payment for salary payable. The reporting person was further granted 30,000 Shares under the Issuer's 2018 Equity Incentive Plan, as the reporting person's compensation for serving as the Issuer's CEO during the period from January 1, 2022 to March 1, 2022 based on a compensation arrangement between the reporting person and the Issuer pursuant to which the reporting person shall receive monthly compensation of 10,000 shares of the Issuer's common stock on a quarterly basis. Additionally, the reporting person was granted 500,000 restricted Shares under the Issuer's 2018 Equity Incentive Plan, in consideration of the valuable contributions made to the Company as a founder and director.

Item 5. Interest in Securities of the Issuer

Items 5(a)-(c). The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference herein. The percentage set forth in row 13 is based on 27,784,133 shares of common stock outstanding as of June 5, 2023, as reported by the Issuer to the Reporting Person. The percentages of beneficial ownership were determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and incorporated herein by reference.

Item 5(d). Not applicable.

Item 5(e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 hereof is incorporated by reference in its entirety into this Item 6. Other than the relationship as set out in Item 4 hereof, there are no other contracts, arrangements, understandings, or relationships with respect to the Issuer’s securities, among the Reporting Person.

Item 7. Material to be Filed as Exhibits

10.1	The 2018 Equity Incentive Plan of Datasea Inc., incorporated herein by reference to Exhibit 10.14 of the Form 10-K for the year ended June 30, 2018 filed on September 13, 2018.
10.2	Amendment No. 1 to Datasea Inc. 2018 Equity Incentive Plan dated March 18, 2022 incorporated herein by reference to Exhibit 99.1 of the 8-K filed on May 2, 2022.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: June 16, 2023

/s/ Fu Liu
FU LIU

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